                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K


                                   (Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended      December 31, 1995
                          -----------------------------------------------------

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the transition period from  ________ to ________




       Commission file number          1-13940
                             --------------------------------------------------






A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   EVEREN Capital Corporation 401(K) and Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

   EVEREN Capital Corporation
   77 West Wacker Drive
   Chicago, Illinois  60601-1694

EVEREN CAPITAL CORPORATION 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF
DECEMBER 31, 1995 AND 1994 AND STATEMENT OF
CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 1994 AND
SUPPLEMENTAL SCHEDULES FOR THE
YEAR ENDED DECEMBER 31, 1995 AND
INDEPENDENT AUDITORS' REPORT

EVEREN CAPITAL CORPORATION 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

                                                                          PAGE

INDEPENDENT AUDITORS' REPORTS                                              1-2

FINANCIAL STATEMENTS:
 Statements of Net Assets Available for Plan Benefits as of
   December 31, 1995 and 1994                                                3
 Statement of Changes in Net Assets Available for Plan Benefits,
   with Fund Information, for the Year Ended December 31, 1995             4-7
 Notes to Financial Statements                                             8-13
SUPPLEMENTAL SCHEDULES:
 Item 27a - Schedule of Assets Held for Investment Purposes - Schedule I  14-15
 Item 27d - Schedule of Reportable Transactions - Schedule II                16

INDEPENDENT AUDITORS' REPORT

The Administrative Committee of

EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for plan benefits of EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan (the "Plan") as of December 31, 1995, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1995 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic 1995 financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information in the statements of net assets and changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and supplemental information have been subjected to the auditing procedures applied in the audit of the basic 1995 financial statements and, in our opinion, except for the omission of certain historical cost information, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP

Chicago, Illinois

June 21, 1996

INDEPENDENT AUDITORS' REPORT

The Administrative Committee of

EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan

(formerly Kemper Securities, Inc. Profit Sharing Plan):

We have audited the accompanying statement of net assets available for plan benefits of Kemper Securities, Inc. Profit Sharing Plan (the "Plan") as of December 31, 1994. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP

Chicago, Illinois

June 19, 1995

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------


                                                                            1995
                                                       ----------------------------------------------
                                                        SUPPLEMENTAL INFORMATION
                                                       ---------------------------
                                                        ALLOCATED     UNALLOCATED      TOTAL            1994
ASSETS:
 Investments at market value (Note 3):
  Kemper mutual funds                                  $112,400,995                  $112,400,995   $117,923,713
  CISA - The Balanced Fund                               37,880,534                    37,880,534     48,484,957
  Scudder - The Global Equity Fund                        6,358,904                     6,358,904      6,178,947
  Systematic - The Equity Fund                            6,291,479                     6,291,479      7,480,705
  EVEREN common stock                                    82,691,388    $36,910,578    119,601,966
  Kemper Corp. Stock                                        994,859                       994,859      7,063,393
  Self-Directed U.S. Government account                  14,225,343                    14,225,343     12,041,432
  Loans to participants (Note 1)                          1,440,043                     1,440,043      1,640,780
                                                      -------------   ------------   ------------   ------------

      Total investments                                 262,283,545     36,910,578    299,194,123    200,813,927

 Employer contribution receivable (Note 1)                                 243,625        243,625      3,892,867
                                                      -------------   ------------   ------------   ------------
      Total assets                                      262,283,545     37,154,203    299,437,748    204,706,794
                                                      -------------   ------------   ------------   ------------
LIABILITIES:
 Loan payable to EVEREN                                                 22,874,726     22,874,726
                                                      -------------   ------------   ------------   ------------
      Total liabilities                                                 22,874,726     22,874,726
                                                      -------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $262,283,545  $  14,279,477   $276,563,022   $204,706,794
                                                      =============   =============  =============  ============

See notes to financial statements.

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------



                                                                        SUPPLEMENTAL INFORMATION
                                 --------------------------------------------------------------------------------------------------
                                                                              SMALL           INCOME
                                                                          CAPITALIZATION    AND CAPITAL     MONEY
                                   TECHNOLOGY  TOTAL RETURN    GROWTH          AND         PRESERVATION    MARKET      HIGH YIELD
                                      FUND         FUND         FUND       EQUITY FUND         FUND       PORTFOLIO       FUND
Additions:
 Investment income:
  Interest and dividends           $  892,695   $  511,399   $ 1,389,623   $  1,659,475     $  172,133  $   540,210    $    882,366


  Net change in appreciation
    (depreciation)                    869,106    1,194,860     3,021,375      1,717,994        280,796                      510,738
Contributions:
  Employer
  Employee                            649,218      790,980     2,156,722      1,452,425        244,151    1,135,184         622,326
  Employee                             25,040       36,870       134,850        131,495         20,244       56,953          26,372
  Rollovers                           524,890      405,262     1,086,773        587,778         66,184      659,907         198,322
  Transfers between funds - net    (4,014,186)  (2,677,810)   (6,666,466)    (5,026,940)      (562,167)  (4,414,047)      1,115,190
  Loan repayments                      40,850       53,435       110,577         95,357         14,313      102,687         103,420
  Allocation of EVEREN
   common stock
                                   ----------  -----------  ------------  -------------   ------------  -----------    ------------
Total additions                    (1,012,387)     314,996     1,233,454        617,584        235,654   (1,919,106)      3,458,734

Deductions:
  Payment of vested interests
   to participants                   (774,329)    (898,460)   (2,617,646)    (1,575,211)      (323,038)  (2,567,935)     (2,111,151)
  Forfeitures                         (11,961)     (15,002)      (31,997)       (26,812)        (5,127)     (14,921)        (21,108)
  Investment management fees
  Other
                                   ----------  -----------  ------------  -------------   ------------  -----------    ------------
Total deductions                     (786,290)    (913,462)   (2,649,643)    (1,602,023)      (328,165)  (2,582,856)    (2,132,259)
                                   ----------   ----------   -----------   ------------   ------------  -----------    -----------
Net increase (decrease)            (1,798,677)    (598,466)   (1,416,189)      (984,439)       (92,511)  (4,501,962)     1,326,475
                                   ----------   ----------   -----------   ------------   ------------  -----------    -----------
Net assets available for
  plan benefits:
  Beginning of year                 6,842,327    6,924,536    14,908,899     12,290,739      2,254,473   10,793,811      7,574,396
                                   ----------   ----------   -----------   ------------   ------------  -----------    -----------
  End of year                      $5,043,650   $6,326,070   $13,492,710   $ 11,306,300   $  2,161,962  $ 6,291,849    $ 8,900,871
                                   ==========   ==========   ===========   ============   ============  ===========    ===========


See notes to financial statements.                                   (Continued)

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------



                                                                            SUPPLEMENTAL INFORMATION
                               -------------------------------------------------------------------------------------------------
                                                MONEY MARKET       U.S.                     ADJUSTABLE
                                DIVERSIFIED      U.S. GOVT.     GOVERNMENT                     RATE                     GLOBAL
                                  INCOME         SECURITIES     SECURITIES   INTERNATIONAL  U.S. GOVT.    BLUE CHIP     INCOME
                                   FUND             FUND           FUND          FUND       INCOME FUND     FUND         FUND
Additions:
 Investment income:
  Interest and dividends           $  147,993     $  2,049,947   $  408,392    $   140,918   $ 38,959    $  243,054     $  198,560
  Net change in appreciation
   (depreciation)                     173,919                       613,887      1,188,873     20,417       629,322        211,150
Contributions:
 Employer
 Employee                             260,829        1,502,303      332,519      1,651,374    109,341       442,837        188,671
 Employee                               7,650          127,046       32,629        120,062      5,067        26,233          9,515
 Rollovers                            148,098        1,180,889      199,178        626,178        492       198,428         93,946
 Transfers between funds - net       (743,164)      12,731,397   (2,289,674)    (3,834,437)  (582,252)   (1,315,565)    (1,068,610)
 Loan repayments                       21,807          213,259       17,557        134,818      4,166        38,548         14,617
 Allocation of EVEREN
  common stock
                                   ----------  ---------------  -----------   ------------   ---------  -----------  -------------
Total additions                        17,132       17,804,841     (685,512)        27,786   (403,810)      262,857       (352,151)

Deductions:
 Payment of vested interests
  to participants                    (530,398)     (10,413,988)    (739,006)    (2,338,755)  (272,672)     (398,697)      (559,222)
 Forfeitures                           (3,282)         (85,640)     (12,330)       (23,409)      (746)       (6,360)        (4,868)
 Investment management fees
 Other
                                   ----------  ---------------  -----------   ------------   --------   -----------  -------------
Total deductions                     (533,680)     (10,499,628)    (751,336)    (2,362,164)  (273,418)     (405,057)      (564,090)
                                   ----------  ---------------   ----------   ------------   --------   -----------  -------------
Net increase (decrease)              (516,548)       7,305,213   (1,436,848)    (2,334,378)  (677,228)     (142,200)      (916,241)
                                   ----------  ---------------   ----------   ------------   --------   -----------  -------------
Net assets available for
 plan benefits:
 Beginning of year                  1,900,308       28,808,051    6,636,024     12,205,509    991,842     2,823,955      2,968,843
                                   ----------  ---------------   ----------   ------------   --------   -----------  -------------
 End of year                       $1,383,760     $ 36,113,264   $5,199,176    $ 9,871,131   $314,614    $2,681,755     $2,052,602
                                   ==========  ===============   ==========   ============   ========   ===========  =============


See notes to financial statements.                                   (Continued)

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------



                                                                             SUPPLEMENTAL INFORMATION
                                    ------------------------------------------------------------------------------------------------
                                                    DREMAN      DREMAN       TOTAL        SELF-                         KEMPER
                                       DREMAN        HIGH        SMALL      KEMPER       DIRECTED                        CORP.
                                     CONTRARIAN     RETURN     CAP VALUE    MUTUAL      U.S. GOVT.      PARTICIPANT      STOCK
                                        FUND         FUND        FUND        FUNDS       ACCOUNT           LOANS       (NOTE 3)
Additions:
 Investment income:
  Interest and dividends             $  8,650     $  9,641    $ 16,616    $  9,310,631   $ 1,516,896                  $   417,996
  Net change in appreciation
   (depreciation)                      (5,376)         997      (3,936)     10,424,122                                    617,466
Contributions:
 Employer                                                                                                               6,313,552
 Employee                                 454        1,471       1,275      11,542,080
 Employee                                                                      760,026
 Rollovers                                                                   5,976,325
 Transfers between funds - net        246,913      515,772     467,164     (18,118,882)    2,860,087     $  768,030   (15,587,483)
 Loan repayments                           36        1,500         104         967,051
Allocation of EVEREN common stock
                                     --------     --------    --------   -------------  ------------    -----------  ------------
Total additions                       250,677      529,381     481,223      20,861,353     4,376,983        768,030    (8,238,469)

Deductions:
 Payment of vested interests                                               (26,120,508)   (2,193,072)                  (1,192,923)
  to participants
 Forfeitures                                                                  (263,563)                                  (529,988)
 Investment management fees                                                                                                   (21)
 Other                                                                                                     (968,767)
                                    ---------     --------    --------    ------------  ------------     ----------   ------------
Total deductions                                                           (26,384,071)   (2,193,072)      (968,767)   (1,722,932)
                                    ---------     --------    --------    ------------   -----------     ----------   -----------
Net increase (decrease)               250,677      529,381     481,223      (5,522,718)    2,183,911       (200,737)   (9,961,401)
                                    ---------     --------    --------    ------------   -----------     ----------   -----------
Net assets available for
 plan benefits:
 Beginning of year                                                         117,923,713    12,041,432      1,640,780    10,956,260
                                     --------     --------    --------    ------------   -----------     ----------   -----------
 End of year                         $250,677     $529,381    $481,223    $112,400,995   $14,225,343     $1,440,043   $   994,859
                                     ========     ========    ========    ============   ===========     ==========   ===========


See notes to financial statements.                                   (Continued)

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                                     SUPPLEMENTAL INFORMATION
                              -----------------------------------------------------------------------------------------------------
                                                                             EVEREN       EVEREN           TOTAL
                                THE BALANCED   THE GLOBAL     THE EQUITY     COMMON       COMMON           EVEREN
                                    FUND       EQUITY FUND       FUND         STOCK        STOCK           COMMON
                                   (CISA)       (SCUDDER)    (SYSTEMATIC)   ALLOCATED   UNALLOCATED        STOCK          TOTAL
Additions:
 Investment income:
  Interest and dividends      $  1,422,416   $    1,310    $    226,438                                                 $12,895,687
  Net change in
   appreciation
   (depreciation)                8,135,683    1,359,247       1,157,605   $30,170,185    $ 13,466,960     $43,637,145    65,331,268
Contributions:
 Employer                                                                                   7,368,898       7,368,898    13,682,450
 Employee                                                                                                                11,542,080
 Employee                                                                                                                   760,026
 Rollovers                                                                                                                5,976,325
 Transfers between
  funds - net                  (12,153,153)    (679,154)     (1,501,662)                   45,989,626      45,989,626     1,577,409
 Loan repayments                                                                                                            967,051
Allocation of EVEREN
 common stock                                                              52,546,007     (52,546,007)
                              ------------   ----------     -----------   -----------    ------------   -------------  ------------

Total additions                 (2,595,054)     681,403        (117,619)   82,716,192      14,279,477      96,995,669   112,732,296

Deductions:
 Payment of vested              (7,789,618)    (475,573)     (1,038,606)      (22,150)                        (22,150)  (38,832,450)
  interests to participants
 Forfeitures                        (9,476)      (2,356)           (612)       (2,654)                         (2,654)     (808,649)
 Investment management
  fees                            (210,275)     (23,517)        (32,389)                                                   (266,202)
 Other                                                                                                                     (968,767)
                             -------------   ----------     -----------   -----------    ------------   -------------  ------------
Total deductions                (8,009,369)    (501,446)     (1,071,607)      (24,804)                        (24,804)  (40,876,068)
                              ------------   ----------     -----------   ------------   ------------   -------------  ------------
Net increase (decrease)        (10,604,423)     179,957      (1,189,226)   82,691,388      14,279,477      96,970,865    71,856,228
                              ------------   ----------     -----------   -----------    ------------   -------------  ------------
Net assets available for
 plan benefits:
 Beginning of year              48,484,957    6,178,947       7,480,705                                                 204,706,794
                              ------------   ----------     -----------   -----------    ------------     -----------  ------------
 End of year                  $ 37,880,534   $6,358,904     $ 6,291,479   $82,691,388    $ 14,279,477     $96,970,865  $276,563,022
                              ============   ==========     ===========   ===========    ============     ===========  ============




See notes to financial statements.                                   (Concluded)

EVEREN CAPITAL CORPORATION 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1995 AND 1994

1. DESCRIPTION OF THE PLAN

   The following description of the EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   GENERAL - The Plan is maintained by EVEREN Capital Corporation ("EVEREN") to enable eligible employees of EVEREN and its affiliates to acquire stock ownership interests in EVEREN and to accumulate funds for their future security by electing to make income deferral contributions and by sharing in employer contributions to the Plan. The Plan, as amended and restated effective as of September 1, 1995, is a continuation of the Kemper Securities, Inc. Profit Sharing Plan. The Plan is a profit-sharing plan subject to the provisions of Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and contains a cash or deferred arrangement qualified under Section 401(k) of the Code. A portion of the Plan also constitutes an employee stock ownership plan that is designed to invest primarily in common stock of EVEREN and is subject to the provisions of the applicable requirements of Sections 401(a), 409, and 4979(e)(7) of the Code and Section 407(d)(6) of Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is funded through the EVEREN Capital Corporation 401(k) and Employee Stock Ownership Trust (the "Trust"), formerly known as the Kemper Securities, Inc. Profit Sharing Trust.

   Each active participant in the Plan on October 1, 1995 had a one-time opportunity to invest a portion of the participant's account in common stock of EVEREN pursuant to the Founders' Offering. Subject to the limitations of the Code and the terms of the Plan, EVEREN contributed to the Plan an amount equal to one-half of the amount invested by participants in common stock of EVEREN pursuant to the Founders' Offering, with the amount subject to the employer contribution limited to the lesser of 40% of the participant's 1995 compensation (limited to $150,000, as provided in the Plan) or $60,000.
   This Employer Founders' Stock Contribution, as defined, was credited to the participants' accounts in two parts: 50% of the amount was credited to eligible participants employed by EVEREN on December 31, 1995, and 50% of the amount was credited to eligible participants employed by EVEREN on March 31, 1996.

   CONTRIBUTIONS - Eligible participants may elect to make pretax contributions between 1% and 10% of the participant's annual earnings for such Plan year. Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or contribution plans. Participating Employers, as defined under the Plan, will make periodic contributions to the Plan equal to 50% of the first 5% of compensation an eligible participant contributes to the Plan. In addition to these matching contributions, the Participating Employers may also make discretionary contributions to the Plan in an amount determined by EVEREN. Contributions are subject to certain limitations.

   PLAN ADMINISTRATION - EVEREN is the sponsor of the Plan and has appointed an administrative committee to control and manage the operations and administration of the Plan. Comerica Bank - Illinois serves as the trustee of the Plan's assets.

   PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and (a) an allocation of EVEREN's contribution,
   (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts and charged with an allocation of administrative expenses. Upon enrollment into the Plan, a participant may direct employee contributions in any of the following investment options:

     Kemper Mutual Funds
     Self-Directed U.S. Government Account
     The Balanced Fund ("CISA")
     The Global Equity Fund ("Scudder")
     The Equity Fund ("Systematic")

   Kemper Mutual Funds consist of the following funds managed by Kemper Financial Services, Inc., a related entity through September 13, 1995. The participant may designate any one or a combination of the mutual funds. Kemper Mutual Funds are investment options available to all Plan participants.



     Kemper Money Market Fund-                       Kemper Income and Capital Preservation Fund
      Money Market Portfolio                         Kemper Diversified Income Fund
     Kemper High Yield Fund                          Kemper Money Market Fund - Government
     Kemper International Fund                        Securities Portfolio
     Kemper Growth Fund                              Kemper Adjustable Rate U.S. Government
     Kemper Total Return Fund                         Income Fund
     Kemper U.S. Government Securities Fund          Kemper Global Income Fund
     Kemper Small Capitalization and Equity Fund     Kemper Blue Chip Fund
     Kemper Dreman Contrarian Fund                   Kemper Technology Fund
     Kemper Dreman High Return Fund
     Kemper Dreman Small Cap Value Fund


   The Self-Directed U.S. Government Account is an account through which participants can invest in individual U.S. Government securities.

   The Balanced Fund represents a portfolio of fixed income and equity securities managed by Capital Investment Services of America ("CISA").

   The Equity Fund represents a portfolio of common stock managed by Systematic Financial Management ("Systematic").

   The Global Equity Fund is a collective investment trust managed by Scudder, Stevens & Clark ("Scudder").

   Each participant's pretax contribution is credited to the Kemper Mutual Funds based on percentages designated by the participant. The other investment options are not open for contributions from participants, but transfers may be made into the investment options twice a year. As of each valuation date, the Trustee determines the fair market value of the investment fund accounts.

   The net income or loss of the investment funds (including the appreciation or depreciation of the value of the assets in the investment fund) is allocated to the accounts of participants as of each valuation date in proportion to the average of the balances at the beginning and end of the period.

   VESTING - Participant contributions and investment earnings thereon are 100% vested at all times. In the event of death, total and permanent disability, or normal retirement, 100% of such participant's account balance at the end of the calendar period in which such event occurs (valuation date) is paid to the participant or to his/her beneficiary. For participants who terminate for reasons other than the above, the benefit paid to the participant is equal to the entire amount credited to the participant's account as participant contributions and investment earnings thereon, plus the entire amount credited to the rollover account (if any), plus an amount equal to the vested percentage of the participant's employer contributions and investment earnings thereon, determined in accordance with the appropriate schedule as stated in the Plan agreement. Employer contributions vest over the first five or seven years of service.

   FORFEITURES - The nonvested portion, if any, of a participant's employer contributions is immediately forfeited by that participant and is applied to reduce future employer matching or discretionary contributions otherwise required under the Plan in the Plan year in which the participant's termination date occurs or as soon thereafter as practical, or to pay principal and interest due on an acquisition loan, as defined, or to pay administrative expenses of the Plan and Trust. However, if a terminated participant is rehired prior to five consecutive one-year breaks in service, as defined, the previously forfeited amount would be reinstated to the participant's account out of the current year outstanding forfeitures and, if necessary, from special employer contributions made for this purpose, within a reasonable amount of time after repayment by the participant of the entire amount of his or her previous distribution.

   PAYMENT OF BENEFITS - Upon termination of service, a participant may be paid in the form of a lump-sum payment or installments, or may elect to have payment of all or a portion of the participant's account balance deferred (but not beyond the year the participant reaches age 70-1/2). If the participant's vested account balance is $3,500 or less, the participant will be paid in the form of a lump-sum payment.

   Active participants who have reached the age of 59-1/2 may elect to receive, in the form of a lump-sum payment or installments, all or a portion of their vested account balance.

   Special provisions apply to distributions of common stock of EVEREN from the Plan. Plan participants generally are not entitled to distributions of their benefits invested in common stock of EVEREN until they terminate employment with EVEREN. For participants whose employment terminates for reasons other than retirement or death, distribution of the vested portion of their common stock of EVEREN account does not begin until one year after the end of the Plan year that is the fifth Plan year following the Plan year during which their employment terminated (or, if later, one year after the end of the Plan year in which loans used to acquire shares of common stock of EVEREN allocated to their accounts are paid in full). Distribution of the vested portion of the common stock of EVEREN held on behalf of participants who retire or die will begin no later than one year following the end of the Plan year in which they retire or die.

   EXPENSES - Administrative expenses of the Plan are paid by EVEREN. Management fees for the Balanced Fund, Equity Fund, and Global Equity Fund are paid on a prorata basis by participants within those funds. Management fees for 1995 for the Balanced Fund were $210,275; the Equity Fund, $32,389; and the Global Equity Fund, $23,517. Management fees for 1994 for the Balanced Fund were $248,866; the Equity Fund, $39,550; and the Global Equity Fund, $43,611.

   LOANS TO PARTICIPANTS - Loans to participants are permitted under the provisions of the Plan agreement. Certain predecessor plans that were merged into the Plan also allowed participants to borrow funds. Therefore, there are certain loans outstanding to participants which will be repaid according to the original loan agreement from the predecessor plan. Loans made under the current Plan provisions shall specify a payment period of from one to five years and charge interest at a rate of prime plus one percent. On termination, any outstanding loans must be fully repaid prior to complete distribution of benefits. Distributions made for current year loans are included in the payment of vested interests to participants on the statement of changes in net assets available for plan benefits.

   HARDSHIP WITHDRAWALS - Participants may elect to take hardship withdrawals of their income deferral contributions. Hardship withdrawals are allowed in accordance with provisions documented in the Plan agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING - The accompanying financial statements have been prepared using the accrual basis of accounting.

   ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

   INVESTMENTS - The common stock of EVEREN is valued at fair value determined by independent appraisers. Loans to participants are valued at cost which approximates fair value. The remaining investments are recorded at fair market value determined by quoted market prices. Investment transactions and the related revenue and expense are recorded on a trade-date basis.

   PLAN TERMINATION/MERGER - Although it has not expressed any intent to do so, EVEREN has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

   TAX STATUS - On March 31, 1995, the Plan applied for a determination letter from the Internal Revenue Service ("IRS") as to the Plan's qualification. The IRS has determined and informed EVEREN by letter dated June 11, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Code. As discussed in Note 1, the Plan has been amended and restated since the filing of the application for a determination letter.
   The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with 1995 financial statement presentation.

3. INVESTMENTS

   The Trustee serves as the custodian of all of the Plan's assets. The following table presents the market value of investments at December 31, 1995 and 1994. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                                            1995
                                                                         ----------------------------------------
                                                                            ALLOCATED    UNALLOCATED    TOTAL        1994
Investments at fair value:
 Kemper Technology Fund                                                     $5,043,650                 $5,043,650    $6,842,327
 Kemper Total Return Fund                                                    6,326,070                  6,326,070     6,924,536
 Kemper Growth Fund                                                         13,492,710                 13,492,710    14,908,899
 Kemper Small Capitalization and
  Equity Fund                                                               11,306,300                 11,306,300    12,290,739
 Kemper Income and Capital Preservation
  Fund                                                                       2,161,962                  2,161,962     2,254,473
 Kemper Money Market Portfolio                                               6,291,849                  6,291,849    10,793,811
 Kemper High Yield Fund                                                      8,900,871                  8,900,871     7,574,396
 Kemper Diversified Income Fund                                              1,383,760                  1,383,760     1,900,308
 Kemper Money Market Fund -
  Government Securities Portfolio                                           36,113,264                 36,113,264    28,808,051
 Kemper U.S. Government Securities Fund                                      5,199,176                  5,199,176     6,636,024
 Kemper International Fund                                                   9,871,131                  9,871,131    12,205,509
 Kemper Adjustable Rate U.S. Government
  Income Fund                                                                  314,614                    314,614       991,842
 Kemper Blue Chip Fund                                                       2,681,755                  2,681,755     2,823,955
 Kemper Global Income Fund                                                   2,052,602                  2,052,602     2,968,843
 Kemper Dreman Contrarian Fund                                                 250,677                    250,677
 Kemper Dreman High Return Fund                                                529,381                    529,381
 Kemper Dreman Small Cap Value Fund                                            481,223                    481,223
 Self-Directed U.S. Government Account                                      14,225,343                 14,225,343    12,041,432
 Kemper Corp. common stock (A)                                                 994,859                    994,859     7,063,393
 CISA - The Balanced Fund                                                   37,880,534                 37,880,534    48,484,957
 Scudder - The Global Equity Fund                                            6,358,904                  6,358,904     6,178,947
 Systematic - The Equity Fund                                                6,291,479                  6,291,479     7,480,705
 EVEREN common stock                                                        82,691,388  $36,910,578   119,601,966
                                                                         -------------  -----------  ------------  ------------
                                                                           260,843,502   36,910,578   297,754,080   199,173,147
Investments at estimated market value:
Loans to participants                                                        1,440,043                  1,440,043     1,640,780
                                                                         -------------  -----------  ------------  ------------
Total investments at market value                                         $262,283,545  $36,910,578  $299,194,123  $200,813,927
                                                                         =============  ===========  ============  ============


(A) At December 31, 1995, $994,859 represents investments held in a short-term money market fund. At December 31, 1994, $7,063,393 represents investment in Kemper Corp. common stock.

At December 31, 1995, the Plan held 11,105,104 of EVEREN common stock including 7,677,938 allocated shares and 3,427,166 unallocated shares. At December 31, 1995, EVEREN had 11,496,970 shares of common stock outstanding including the shares held by the Plan

4.   LOAN PAYABLE TO EVEREN

   In September 1995, the Plan borrowed $55,000,000 from EVEREN. The proceeds of the loan were used to purchase 8,040,306 shares of EVEREN common stock. At December 31, 1995, the $22,874,726 loan principal balance is payable over the next four years to maturity as follows: 1996 - $10,550,000; 1997 - $4,500,000; 1998 - $4,750,000; and 1999 - $3,074,726. The loan bears interest based on the three-month LIBOR (7.1% annualized rate of interest at December 31, 1995) and is secured by the unallocated EVEREN common stock held by the Plan.

                                     ******

                                                                      SCHEDULE I






EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- --------------------------------------------------------------------------------


             IDENTITY OF ISSUE, BORROWER, OR                          CURRENT
                      SIMILAR PARTY                         COST       VALUE
KEMPER MUTUAL FUNDS:
 Kemper Technology Fund*                                     (A)        $ 5,043,650
 Kemper Total Return Fund*                                   (A)          6,326,070
 Kemper Growth Fund*                                         (A)         13,492,710
 Kemper Small Capitalization and Equity Fund*                (A)         11,306,300
 Kemper Income and Capital Preservation Fund*                (A)          2,161,962
 Kemper Money Market Fund - Money Market Portfolio*          (A)          6,291,849
 Kemper High Yield Fund*                                     (A)          8,900,871
 Kemper Diversified Income Fund*                             (A)          1,383,760
 Kemper Money Market Fund - Government
  Securities Portfolio*                                      (A)         36,113,264
 Kemper U.S. Government Securities Fund*                     (A)          5,199,176
 Kemper International Fund*                                  (A)          9,871,131
 Kemper Adjustable Rate U.S. Government Income Fund*         (A)            314,614
 Kemper Blue Chip Fund*                                      (A)          2,681,755
 Kemper Global Income Fund*                                  (A)          2,052,602
 Kemper Dreman Contrarian Fund*                              (A)            250,677
 Kemper Dreman High Return Fund*                             (A)            529,381
 Kemper Dreman Small Cap Value Fund*                         (A)            481,223
                                                                        -----------
       Total mutual funds                                    (A)        112,400,995
                                                                        -----------
ASSETS HELD AT EVEREN CLEARING CORP.:***
 Self-Directed U.S. Government Account                       (A)         14,225,343
                                                                        -----------
COLLECTIVE INVESTMENT TRUST:
 The Global Equity Fund (Scudder, Stevens & Clark)           (A)          6,358,904
                                                                        -----------

                                                                      SCHEDULE I







EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)
DECEMBER 31, 1995
- --------------------------------------------------------------------------------



               IDENTITY OF ISSUE, BORROWER, OR                                                                     CURRENT
                        SIMILAR PARTY                                                                 COST          VALUE
CLOSELY HELD COMMON STOCK:
 EVEREN Capital Corporation**                                                                      $75,964,853   $119,601,966
                                                                                                   ----------    ------------
OTHER INVESTMENTS:
 The Balanced Fund (Capital Investment Services of America)                                         26,470,338     37,880,534
 The Equity Fund (Systematic Financial Management)                                                   5,626,301      6,291,479
 Short-term Money Market Fund                                                                          994,859        994,859
 Loans to participants (interest rates range from 7% to 11%;
  maturing one to five years)                                                                                       1,440,043
                                                                                                                 ------------
     Total other investments                                                                                       46,606,915
                                                                                                                 ------------
TOTAL                                                                                                            $299,194,123
                                                                                                                 ============

  * Party-in-interest through September 13, 1995.
 ** Party-in-interest subsequent to September 13, 1995.

*** EVEREN Clearing Corp., a registered securities broker and dealer, is an affiliated entity. Assets held represent self-directed investments held in accounts of individual participants.

(A) Cost is not available from the accounting records of the Plan's Trustee.

                                                                     SCHEDULE II







EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------



                                                                PURCHASES                                      SALES
                                                      NUMBER OF        PURCHASE     NUMBER OF          SALES          COST OF (1)
                                                       SHARES           PRICE        SHARES           PROCEEDS        SHARES SOLD
Kemper Growth Fund*                                     794,090       $10,978,288
Kemper Growth Fund*                                                                  1,113,279       $15,391,084
Kemper Small Capitalization and Equity Fund*          3,417,597        19,514,478
Kemper Small Capitalization and Equity Fund*                                         3,887,248        22,196,185
Kemper Money Market Portfolio*                       21,166,355        21,166,355
Kemper Money Market Portfolio*                                                      25,668,318        25,668,318
Kemper Money Market - Government Securities
Portfolio*                                          177,483,498       177,483,498
Kemper Money Market - Government Securities
Portfolio*                                                                         170,178,284       170,178,284
Kemper International Fund*                              843,871         8,653,896
Kemper International Fund*                                                           1,185,667        12,159,015
Collective Government Short-term Investment
Fund (TNT)                                           29,734,106        29,734,106
Collective Government Short-term Investment
Fund (TNT)                                                                          30,687,978        30,687,978
Collective Government Short-term Investment
Fund (TNT)                                           10,746,377        10,746,377
Collective Government Short-term Investment
Fund (TNT)                                                                          11,114,004        11,114,004
Munder Cash Investment Fund                          56,738,023        56,738,023
Munder Cash Investment Fund                                                         48,607,167        48,607,167
Merrill Lynch Repos                                  15,226,106        15,226,106
Merrill Lynch Repos                                                                 15,226,106        15,226,106

Notes:  (1)  The market value of assets purchased at the date of purchase was equal to the purchase price. The market value of assets sold at the date of sale was equal to the selling price. Cost of shares sold is not available from the accounting records of the Plan's Trustee.
             Reportable transactions are those individual or cumulative transactions that exceed 5% of the current value of Plan assets at the beginning of the year.

     *    Party-in-interest through September 13, 1995.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     EVEREN Capital Corporation 401(k)
                                     and Employee Stock Ownership Plan -
                                     Administrative Committee




>
                                     By:  /s/ Richard D. Barrett
                                          -----------------------
                                          Richard D. Barrett


                                     By:  /s/ Stanley R. Fallis
                                          -----------------------
                                          Stanley R. Fallis


                                     By:  /s/ Steven J. Hasbrouck
                                          -----------------------
                                          Steven J. Hasbrouck


                                     By:  /s/ Lawrence E. Koehler
                                          -----------------------
                                          Lawrence E. Koehler


                                     By:  /s/ John K. Lane
                                          -----------------------
                                          John K. Lane


                                     By:  /s/ Janet L. Reali
                                          -----------------------
                                          Janet L. Reali


                                     By:  /s/ Daniel D. Williams
                                          -----------------------
                                          Daniel D. Williams

Date:  June 21, 1996